UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)

United Retail Group, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(together with the associated right to purchase

one one-hundredth of a share of

Preferred Stock, $.001 par value per share)

(Title of Class of Securities)

911380103

(CUSIP Number)

Raphael Benaroya

c/o United Retail Group, Inc.

365 West Passaic Street

Rochelle Park, NJ 07662

(201) 909-2000

(Name, Address and Telephone Number of Person Authorized to Receive Communications)

August 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

SCHEDULE 13D

CUSIP NO. 911380103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

RAPHAEL BENAROYA

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)
(b) X

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

00

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

[	]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

7.	NUMBER OF SOLE VOTING POWER:

2,737,924 – See Item 5

8.	SHARED VOTING POWER:

0

9.	SOLE DISPOSITIVE POWER:

2,737,924 - See Item 5

10.	SHARED DISPOSITIVE POWER:

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,737,924 – See Item 5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.6% - See Item 5

14.	TYPE OF REPORTING PERSON:

IN

SCHEDULE 13D

This Amendment No. 14 amends and supplements the Schedule 13D originally filed on July 12, 1993 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, $.001 par value per share (together with the associated right to purchase one one-hundredth of a share of Preferred Stock, $.001 par value per share, the “Shares”), of United Retail Group, Inc., a Delaware corporation (the “Issuer”).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)

The reporting person may be deemed to beneficially own an aggregate of 2,737,924 Shares, including 362,000 Shares which the reporting person has the right to acquire within 60 days upon the exercise of stock options and 75,000 shares of restricted stock, the disposition of which is subject to satisfying a vesting schedule that starts on August 18, 2009.

Further, an additional 279,870 Shares (not included as Shares beneficially owned by the reporting person) are held in a deferred compensation account under the United Retail Group, Inc. Supplemental Retirement Savings Plan (“SRSP”) for his benefit.

The 2,737,924 Shares beneficially owned by the reporting person represent 19.6% of the Company’s Shares, determined in accordance with Rule 13d-3 under the Securities Exchange Act.

The aggregate number of Shares beneficially owned by the reporting person excludes 17, 000 Shares donated by the reporting person to, and held by, a private charitable foundation, as to which the reporting person disclaims beneficial ownership.

(b)

The reporting person has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 2,737,924 Shares, provided, however, that the disposition of 75,000 of these shares is subject to satisfying a vesting schedule that starts on 08/18/09. In addition, the reporting person has the right to request (but not direct) that the 279,870 additional Shares held in the SRSP be disposed of by the trustee under the SRSP, ADP Investor Services.

(c)

The reporting person did not effect any transaction involving Shares during the last 60 days except that the Compensation Committee of the Issuer’s Board of Directors awarded him 75,000 shares of restricted stock and stock appreciation rights settled in stock with respect to 57,500 Shares under the 2006 Equity-Based Compensation and Performance Incentive Plan on August 18, 2006. (The related award agreements were signed and returned to the Company on August 24, 2006.)

(d)

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares owned by the reporting person except with respect to 2,133,571 Shares pledged to secure payment of indebtedness of the reporting person on a margin account with a brokerage firm. Further, the 279,870 Shares held by the SRSP (not included as Shares beneficially owned by the reporting person) are the property of the Issuer and are subject to the claims of corporate creditors.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 25, 2006

By: /s/ RAPHAEL BENAROYA
Name: Raphael Benaroya